SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Ethos Environmental, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

  (Title of Class of Securities)

29765X 10 1 (CUSIP Number)

August 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29765X 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

GreenBridge Capital Partners, IV, LLC TIN: 26-0971965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,500,000
6 SHARED VOTING POWER

None
7 SOLE DISPOSITIVE POWER

2,500,000
8 SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.5%
12	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 29765X 10 1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Corey Schlossmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,500,000
6 SHARED VOTING POWER

None
7 SOLE DISPOSITIVE POWER

2,500,000
8 SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.5%
12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1	(a)	Name of Issuer:

Ethos Environmental, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

6800 Gateway Park Drive San Diego, CA 92101

Item 2	(a) - (c)	This statement is filed on behalf of the following:

(1) GreenBridge Capital Partners, IV, LLC, a Delaware limited liability company (“GBC”), with its principal business office at c/o Corey Schlossmann, 20130 Via Cellini, Porter Ranch, CA 91326.

(2) Corey Schlossmann, a United States citizen whose business address is 20130 Via Cellini, Porter Ranch, CA 91326. Corey Schlossmann is the sole managing member of GBC.

	(d)	Title of Class of Securities:

Common Stock, Par Value $0.0001 Per Share

	(e)	CUSIP Number:

29765X 10 1

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

GBC

	(a)	Amount Beneficially Owned: 2,500,000 shares

	(b)	Percent of Class: 9.5%

	(c)	Number of Shares as to which person has:

		(i)	sole power to vote or to direct vote: 2,500,000 shares

		(ii)	shared power to vote or to direct vote: None

		(iii)	sole power to dispose or direct disposition of: 2,500,000 shares

		(iv)	shared power to dispose or to direct disposition of: None

Corey Schlossmann

	(a)	Amount Beneficially Owned:

By virtue of his position as the sole managing member of GBC, Mr. Schlossmann may be deemed to beneficially own the 2,500,000 shares of the Company’s Common Stock.

	(b)	Percent of Class: 9.5%

	(c)	Number of Shares as to which person has:

		(i)	sole power to vote or to direct vote: 2,500,000 shares

		(ii)	shared power to vote or to direct vote: None

		(iii)	sole power to dispose or direct disposition of: 2,500,000 shares

		(iv)	shared power to dispose or to direct disposition of: None

Item 5	Ownership of Five Percent or Less of a Class:

[Not Applicable]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007.

GREENBRIDGE CAPITAL PARTERS, IV, LLC

By:	/s/ Corey Schlossmann
Corey Schlossmann
Authorized Signatory

COREY SCHLOSSMANN

By:	/s/ COREY SCHLOSSMANN
Corey Schlossmann